EXHIBIT 20(iii)

Safe Harbor Statement
Statements in this document that are not historical, including statements regarding Global's, IGW's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended.

It is important to note that the Company's actual results could differ materially from those in any forward-looking statements. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release. There are numerous factors that could cause actual results to differ materially including other risk factors as listed from time to time in the Company's SEC reports, including but not limited to, the annual report on form 10-KSB for the year ended December 31, 2002 and the quarterly report on form 10-QSB for the period ending March 31, 2003, June 30, 2003 and September 30, 2003.

                               Reference Document

1. 2001/2 MAJOR MANAGEMENT INITIATIVES AND MAJOR CHALLENGES REMAINING AS DELIVERED BY TOM GLAZA, BOARD CHAIRMAN

          Your board is very proud of the progress made by the company to put in place initiatives that has led to more effective management. This progress can be attributed to the leadership of Bryan Abboud, by far the most effective CEO to lead this company. The key items that have occurred include:

          a. Effective Budgetary Controls. The company has done a very effective job of establishing budgets to the department level and has affected tight controls to make sure all personnel are aware of their budget constraints and targets. The board examines the budget very closely, i.e. major deviations are reviewed quarterly to help assure adjustments are put in place if targets are in danger of being missed. Before Bryan's leadership the budgetary process was best characterized as a wish list of what the company hoped to obtain along with no detail reviews or corrective paths taken at the board level.

          b. Establishment of a Strategy. The first cut at establishing a corporate strategy was conducted in mid 2001 under Tom Glaza's leadership. Since that time two more iterations have been made. Most importantly, an action plan to support the key elements of the strategy has been implemented. The board reviews progress against the strategy along with any major revisions to it.

          c. Executive Bonus Program Tied to Key Business Targets. All key executives receive bonuses if they achieve targets they mutually establish with Bryan. These mutual targets are also approved by the board. Although the bonus is focused on revenue and profit targets, it also includes targets in personnel management, customer satisfaction, system availability and other measurements of key operational parameters.

          d. Establishment of a Corporate Culture. Bryan has started to instill an effective corporate culture by focusing on results and customer satisfaction. He has instilled guidelines in hiring and development of executives following precepts outlined in a book called Topgrading and is focusing our executives on key management philosophies that have proven to yield very successful corporate organizations. Many of these philosophies come from a book called Good to Great. Both of these books are required reading for all executives.

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          e.   Focus on Planning and Results Against the Plan. In 2003, Bryan
               initiated a "plans and controls technique," where each executive and all department managers itemize their future quarterly plans and business targets. Reviews of their progress against the prior plan are also done on a quarterly basis. This keeps everyone focused on the key targets and automatically forces all managers to plan and be conscious of their commitments.

          f. Business Development Initiatives. Bryan and your board have strategically decided to focus on key skills and seek complementary partnerships to supplement skills better delivered by others. This is a common practice in the software industry where it is virtually impossible to have skills in all the areas required to provide a broad based, fully integrated business solution sought by most of our clients and prospects. This has already resulted in one partnership and should provide a significant impact on revenue and profit while lowing costs and reducing risk. We are presently working on several other partnerships of a similar nature.

          Despite these accomplishments, your company faces many challenges that must be effectively managed if it is to enjoy the long-term success we believe possible. These challenges include:

          g. Managing Cash Flow. This company got off on a very poor financial footing. The initial targets to raise money did not materialize under the leadership of Steve Abboud. The amount of money raised that was actually invested in product development was far too little (please see section 5.3.iii for more detail on Steve's capital raising efforts). As a result of inadequate funding, Global has struggled because of the lack of working capital. Fortunately, we were able to reach a financial arrangement with our key client that has allowed us to make the investments in product and company infrastructure required to make this company successful. Our challenge is to improve our bottom line and generate internally the profits and cash necessary to fund future investments.

               Operating on cash flow will be particularly difficult in early 2004 as a number of significant expenditures were necessary in 2003. This is primarily because of revenue pressures in the industry caused by restricted money flow between our licensees and their customers; this has reduced current revenues and projected growth rates in the industry. Additionally, several of our competitors are in trouble financially and this has resulted in reduced software prices across the industry; historically troubled software companies heavily discount their product on the assumption any revenue is better than none. This highly competitive environment cuts into margins as the company strives to keep the product competitively priced.

          h. Enhancing the Product. Society has experienced breakneck speed of new technological advancements in computers and associated services, e.g. Internet transmission rates, processor capacity and programming languages available to our industry. To remain competitive we must incorporate these new technologies into our products. This will take investment in new software and we will


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               need to manage the risk of evolving to these new strategies without causing outages to our clients and their customers. To do this without the benefit of capital resources will be very challenging and will require good judgment and low cost execution of our development plan from our executives. We will continue to need up-to-date technical leadership infused with a good vision of trends in the gaming industry and the best way apply this information to satisfy the requirements of our clients.

          i. Expanding the Product Line. Your company's area of expertise is providing software and hosting facilities to support an online sports book. However, our clients are seeking new revenue sources such as poker, bingo, and lottery. We must find a way to supply these facilities using a common back office so that a player can easily move from game to game. The solution lies in the effective development of business partnerships.

          j. Changing Our Revenue Model. The gaming software industry was initiated on a revenue stream based on the net win obtained from their clients. The industry has started to move to revenue models that disassociate the software company from gaming revenue streams and instead uses models linked to traditional software metrics, such as the number of users or transactions. Global has received legal advice that it should follow this direction and we are in the process of defining and implementing a new revenue model. We must manage the risk of establishing a new model that is fair to our clients and does not impose a negative impact on our revenues.

               The company needs to seek other revenue sources for growth. We disposed of two revenue streams inside the past year, namely, 1) Prevail, that was losing money and 2) Marketing Services, a department with significant revenue, but with marginal profitability. These areas were consuming too much executive time in relation to their contribution. Another reason for discontinuing the Marketing Services business was a possible source of legal exposure. Our legal counsel advised us, that the preparation of marketing materials could be construed to be a direct link to gambling activities. Elimination of these revenue sources will result in lower revenue for the 2003 fiscal year. The company is seeking other revenue opportunities, such as professional services and information provisioning.

          k. Continuing to Reduce Our Costs and Improve Productivity. In the third quarter of 2003, the company achieved major moves of its server farm, client services department and the software maintenance and development center. As the result of these moves, we expect improvements in productivity, reduced costs of development and communications, and improved services to our clients. No moves of this magnitude are made without some disruption and short-term costs. Our systems are expected to have excellent response times during peak loads along with virtually no down time. Another challenge is to make adjustments in the organization to realize the potential cost savings and productivity enhancements.

2. 2002 COMPANY PERFORMANCE. One of the key agenda items of any annual meeting is to review the progress and future challenges facing the company. In the previous section Mr. Glaza focused on the tremendous strides the company has made in basic management since Bryan was appointed CEO. The following section, extracted from material presented by Bryan Abboud, highlights significant progress.

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          a.   Royalty Revenue Has Increased. Revenues are up from 2001 to 2002, not down as claimed by the Dissidents. Even though the company was obliged per the contract to reduce the royalty from our largest customer, our total revenues as reported are up according to the audited financial statements included in the SEC filed form 10-KSB. This is not only because of their success, but also as a result of the expanded set of games we have been able to provide all our clients and the addition of new clients.

          b.   Financially The Company is More Sound.

               i. The short-term debt Steve Abboud saddled the corporation with at the start-up of the company has been reduced by over $880,000 since January 1, 2002. This is primarily due to the favorable contract your company signed with our largest licensee. The company would have been in serious trouble if we did not have the cash flow provided by this revised contract to fund the repayment of these loans.
               ii. Expenses were higher in line with revenues and as a result we did not meet our profit target for 2002. The primary reason for this was increased investments in software that could not be capitalized and could not be deferred because they were targeted to improve reliability and the scalability required to handle the unanticipated large increases in 2002 transaction volume. In addition, your company 1) made significant investments in sales, marketing and financial support, 2) began to move all accounting, development and client services to Miami, and 3) spent significantly in legal expenses to respond to an illegal proxy solicitation by the Dissidents that we did not anticipate and initiated the legal case against Steve Abboud. As a result of these unanticipated expenses, most of which occurred near the end of the fiscal year, profit was up only marginally to $166,000. We did not lose money as claimed by the Dissidents.
               iii. Our liquidity ratio (current assets versus current
                    liabilities) improved. Cash flow increases were used to pay off the short-term loans.

          c. Global Performed Well When Compared To Other Public Companies In Our Sector. There are five publicly traded companies that our performance can be compared: Cryptologic, IQ-L, World Gaming, Chartwell, and Boss Media. Of the five, during 2002:

               i.   Global was the only company who made a profit.
               ii. Global had the largest percentage increase in revenue - Chartwell was the only other company that showed any increase in revenue.
               iii. Although we are not at all proud of the performance of our stock, it should be noted that in 2002 no stock of these five competitors performed relatively better than that of Global. The point is that all gaming software stocks are down dramatically.

          d. Added Five New Accounts (Through the Annual Meeting date). Two of our accounts ceased business for a net new account accomplishment of three. This was a result of investment in more resources in sales and marketing.

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          e.   Significantly Upgraded Sales Collaterals And The Sales Process.
               Our investments in marketing resulted in better tools to communicate our story to our prospects.

          f. Signed A Strategic Business Development Partnership. This was executed with DCEG of Toronto to sub-license their download casino and bingo games. This type of gaming was a high priority to our clients who would have sought other suppliers if we did not provide the capability.

          g. Added New Wagering Products. This includes a horse racing book, index wagering, and new casino games.

          h. Enhanced E-commerce Capabilities. As a result of US pressure on the major credit card issuing banks, about 80% of these issuers decline online gaming transactions. These actions are the major reason revenue growth in the online gaming industry has diminished. Your company continues to make investments in our software system to support the new money exchange systems emerging to accommodate the industry.

3. The Dissidents on the Company's Performance. Following are direct quotes from comments made by the Dissidents at the stockholders' meeting. The main observations they presented and our answers to them are listed below.

          a. Steve Abboud asserted, "You guys have been unable to make the market price increase" and "the financial condition of the company has not improved. We (the company) have been extremely ineffective in promoting this company in any way shape or form".

               Answer: In Section 2 above, we presented information that our stock, in the last two years, has done as well as any of the other public companies in our business sector. This does not mean we are happy with its performance. However, the board feels it would not be prudent or lead to any long-term benefit to make significant investments in stock promotion schemes at this time for the following reasons:

               i. Online gaming has an unattractive public image and we are forced to face this as a public company;
               ii. Issuing banks rejecting online gaming transactions make it more difficult for our customers to attract players resulting in deterioration of revenues and profits industry-wide;
               iii. The unfavorable public image regarding legal battles over voting and the shareholder's meeting. Although such legal proceedings are necessary to protect the company against illegal proxy fights and the other harassing activities of Steve Abboud, it is a wet blanket for the investor community;
               iv. The unfavorable perception regarding high legal expenses. The legal expenses resulting from efforts to recover what we believe to be illegally issued stock and other damages caused by multiple breaches of fiduciary responsibility of Steve Abboud are high. The potential of additional legal expenses under the continued threats by the Dissidents (see sections 7 and 10) and reinforced in this stockholder's meeting are detrimental in attracting new investors.

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          b.   Lisa asserted "It is perfectly evident the pluses to the bottom line were achieved by pushing expenses out of 2002, into 2003 and I will demonstrate that."

               Answer: First of all, Lisa is accusing our personnel of a criminal offense. The company employs a well-respected CFO and auditing company to create and examine our financial statements respectively. The auditors report gives an opinion on these financials to ensure that we have internal controls to avoid "pushing expenses" and the like. The auditor reports on any exposures directly to the Audit Committee of the board every year. We have confidence in both our personnel and our auditor.

          c. Lisa attempted to account for his claim of recording excess revenue by stating, "you are leaving off [our licensee]'s paying its past due account and that is where the (excess) revenue is coming from."

               Answer: Such a statement reveals a poor understanding of accounting. Revenue is booked when the receivable is set up, not when it is paid.

          d. Lisa asserted, "In 2002 you purchased equipment of over $1 million. Bryan Abboud has been promising or the company has forecast economy of scale or scalability since 1999 which has never been achieved and the purchase of $1 million worth of hardware in one year without public disclosure regarding economy of scale belies it completely".

               Answer: Economies of scale come about as a result of such things as spreading relatively fixed costs over an expanding revenue base. Economies of scale means that as your revenue grows and your costs stay the same, you can offer a lower price or experience higher income because you are a bigger operation. We are confused as to how Lisa views scalability (see below) and economies of scale as relating to each other in any significant way. The company did not hide the purchases of this hardware; it was reflected in our financial statement in the quarter in which it occurred and very clearly disclosed on the statement of cash flows.

               Scalability is something a company's software and its server facility must always try to maintain, not something, as Lisa indicated, you can complete at a point in time. Scalability is a function of the combination of software and hardware and is a measure of how well these combined resources can handle increases in volume of transactions without deterioration of performance, such as response time. Our customers, and thus our server farm personnel, underestimated the significant increase in volume of transactions in the 2002 football season. Hardware purchases were required to respond quickly to the unexpected volumes that gave rise to this company's best financial quarter ever in the fourth quarter, 2002.

               In this past quarter the company has also made significant investments in its software to improve its scalability; and it will, under our leadership, continue to do so as long as it stays in the computer software business.

          e. Lisa asserted, "last September you had to set up a new note receivable with [our licensee] and [it] has gone unpaid to the tune of two to three hundred thousand dollars. They have used


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               this retained cash to literally buy all of our licensees." He went on, "At the same time you are letting them reduce their royalties letting them pay off the note [set up to pay off most of the $1.8 million of receivables booked during the reign of Steve and Lisa they could not pay] and not paying their accounts receivable."

               Answer: Our licensee failed to adequately forecast the rate of redemptions in cash positions of its customers and this resulted in a cash crunch for them. As a result, their current payables to Global's IGW subsidiary increased. The company entered into an agreement to convert some of these receivables to a note carrying a high rate of interest. We felt this was a superior approach to constantly badgering them for money and not earning any interest on the receivable owed us. They have been meeting their payments very timely on both the original note and the short-term note:
               Lisa is incorrect in implying that it is going unpaid. We fully expect both notes to be paid off this year and thus will avoid the conflict Lisa implied we might have. Our bottom line has benefited from this arrangement. However, this arrangement also created a cash crunch for Global that, as a result of a well-managed budget and good planning by our CFO, we have handled nicely.

               As to our largest licensee buying all of our clients, this simply is not true. First of all, we have numerous clients other than this particular client. However, from time to time, some of our smaller clients have not been able to meet their business plan and were in the danger of defaulting on monies owed their customers; this would be bad news for us as the software supplier and the industry. In most cases we have been able to help broker an arrangement where this licensee assumes the liability for the current money owed in return for obtaining the customers of the company going out of business. As a result of such arrangements we protect our revenue stream and, to our knowledge, no customer of our clients has ever been cheated for a deposit, a statement that cannot be made by most of our competitors.

          f. Lisa asserted, "It is my understanding that very substantial amounts of memory stays in boxes in Curacao because the computers needed to hold [it] have not been paid [for]."

               Answer: First, the company pays for all computers when they are acquired either through outright payment or leasing arrangements. This liability is reflected in our balance sheet. What Lisa is probably referring to is some equipment acquired early last fall in the rush to upgrade our ability to handle increased volumes discussed in pont 3d. It turned out the server farm did not need some of the hardware because we changed our software architecture for better performance. The equipment, wholly owned by us including software licensing, has retail value of about $175,000; we are attempting to dispose of it in the secondary market.

          g. Lisa asserted, "Mr. [Bryan] Abboud has forecasted multi-language, multi-currency software since 1999 and its never been achieved".

               Answer: It has been an objective for sometime to add functions to our software that would enable an easily changeable multi-language, multi-currency functionality. Although several of our client sites are in multiple languages, the company does not today have an easy solution for this. These requirements were


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               first documented as a result of our initial strategy meeting in mid-2001. The requirements were added to our software plan because the company thought they would give us a significant competitive advantage in the European market. Since then, the company has changed its priorities to focus more on English speaking markets, and system reliability, scalability, and stability.

          h. Lisa asserted, "Your [income] report shows that in 2001, 2002 and the first 3 months of 2003 this company lost $2.48 million through marketing services."

               Answer: This statement is simply incorrect. It is difficult to ascertain from our published income statements how Lisa determined the profit margins on this revenue source. However, we did disclose in our form 10-KSB that we lost $74,137 in 2001 and $6,260 in 2002 from Marketing Services. Further, in our quarterly report for the first three months of 2003, we did not give any disclosure on a loss from Marketing Services. Therefore, it is questionable as to the source or methodology used by Lisa to arrive at such a precise number. However, the fact remains that this revenue source did not show any profit. The lack of profitability combined with the exposure that our legal counsel advised us of, is why we chose to discontinue this activity.

          i. Lisa asserted, "The Company has further wasted hundreds and hundreds and hundreds of thousands of dollars on legal fees by conducting vendettas against shareholders. That is a total disgrace for a public company. I am speaking specifically about your lawsuit against Steve Abboud and your attempt to diminish and hurt James Angelakis with the unproven allegations that have been made against him."

               Answer: How Lisa has calculated that the company has spent in excess of $300,000 on the specific legal activities mentioned is interesting since our filings do not list how legal expenses are incurred. Much of our increased legal expenses have resulted from defending the company from illegal proxy actions and other harassments by the Dissidents that are not a subject of the legal actions Lisa mentioned above. That aside, the company has incurred significant legal expenses in the areas mentioned by Lisa. In the case of the actions against Steve Abboud, the company expects to recover enough of his stock to more than cover the expenses incurred. The company has a large amount of evidence that Steve has damaged the company in many ways, including issuing stock to himself and to outside entities in which he controlled under questionable agreements. If your company did not aggressively pursue this case, the board would be guilty of not upholding its fiduciary responsibility to the stockholders.

               Regarding Angelakis, we have sufficient evidence to support proceeding with our investigation that he passed confidential company information and assets to outsiders.

     The following are other statements taken from the Dissident's previous proxy action (which did not include Allender) that they failed to substantiate. They are presented here because the company has reason to suspect they may be still promoting them.

          j. The proxy stated, "that stock options to management have been excessive in percentage terms relative to the revenues generated."

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               Answer: This claim had some validity prior to 2002, ironically however, these options were issued during the time period when Lisa and Steve were leading the company. When it was first brought up in a board meeting, Lisa and Steve were asked by Glaza what they felt the level of awards should be, to which they had no reply. The problem was never addressed while Lisa was CEO, yet he took this position when he resigned and again in 2001's illegal proxy fight. Mr. Glaza, using a well-known annual survey of hundreds of companies compiled by NASPP/Price Waterhouse Coopers, was able to easily convince IGW operating management that in fact the rate options were being issued was too high when compared with other similar companies. As a result, he helped revise the award plan to bring it in line with the survey guidelines. The results were presented to the Stockholders Review Committee who approved the rational of the revised plan.

          k. The proxy states (and the Dissidents again surfaced this claim), "The Company gave inadequate disclosure of certain material events, namely the revised sale of [a licensee]".

               Answer: The material part of the new contract was that this licensee had agreed to start paying off the very large receivable booked during the period of time in which Steve and Lisa ran the business. In return, Global agreed to lower the royalty percentage charged to this licensee similar to that paid by competitors. A Stockholder Review Committee was asked to review the transaction and agreed it was fair to Global. The precise terms of this agreement are confidential, as are most contracts in the business world (see section 6.b for more detail on this contract).

          l. The proxy asserted that the current board and management has been unable or is unwilling to create a liquid market for the publicly traded Class A common stock. "The benefit to management is that the exercise price of [their] stock options are tied to the trading price of the stock, thus the lower the market price the lower the price of [management's] options."

               Answer: It would appear that the Dissidents are accusing management of violating securities laws by artificially manipulating the price of the stock. The facts are that the outside board members, at the time that statement was made by the Dissidents, received very little compensation (10,000 options per year). Currently, neither board members nor employee have any options with value.

          m. The proxy asserted "at the current rate in which the company is consuming assets, Global will have substantially depleted equity in about three years".

               Answer: This is a very misleading statement, which was again inserted in the Dissidents recent Temporary Restraining Order
               (TRO) action against the company (see section 11a.). The fact is most of the company assets, in the form of investments in its stock, were consumed while Steve and Lisa were leading the company, leaving it with a very small asset base. As pointed out in section 5.e.iii, less that $694,000 of the approximately $1,800,000 raised in equity capital ever reached IGW, the development and sales arm of the company. The rest was spent on stock promotion costs and other corporate expenditures that were expensed against this investment asset.

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               Profit is another way stockholders equity and its investment in assets increase. The profits in the days of Steve and Lisa had no positive impact on cash flow to invest in new assets since most of the book revenue showed up as a receivable. Borrowed money can be invested in assets; however, to get a true picture of asset base of a company you must subtract the balance of the money borrowed to invest in assets and the depreciation booked against these assets. The primary assets of a software company are the investments it makes in software development (not maintenance which must be expensed) and computer hardware. Both classes of assets are depreciated at a rapid rate, following governmental guidelines, that attests to their short life due to rapidly advancing technologies that have always been present in the computer software industry. Therefore, unless the company makes significant investments in these areas, its asset base will quickly dissipate. Much of our software investments over the last two years do not qualify to be booked as an asset and must be expensed.

               However, the main reason assets have depleted is that because of the revised contract with our major licensee, this licensee has been paying off the receivable that was booked as an asset during the reigns of Steve and Lisa. These payments were largely used to pay off the short-term loans the company was saddled with.

4. The Quality of Your Company's Current Leadership Versus the Leadership Proposed by the Dissidents

          a.   The Company's Leadership

               i. Bryan Abboud, Your CEO/COO. You can read Bryan's qualifications in the annual report and the company's proxy statement. He founded the gaming software business on which the company's revenues are now based. He and his team have made great personal sacrifices in time and effort to get the company started with minimal financial resources. He is considered a leader in the industry. Your board considers him to be a man of high integrity, who is a good leader. He is young, energetic, and is very enthusiastic about the business. He has demonstrated good technical leadership combined with a willingness to listen to and implement suggestions of others more experienced than he. He, by far, is best qualified to lead this company.
               ii. Your Board. Two members of your board have extensive operational experience in the software business. They provide extensive experience in sales, marketing, business development accounting and strategic planning. One has taught courses to executives on how to manage businesses more effectively with computers. One is recognized internationally as a leader in how to more effectively sell, having recently published a book on the subject now in its second printing and, as a result, is in great demand as a speaker throughout the USA and in Europe. One was the founder and CEO of a $10 million revenue per year software and services company. One was an Executive VP and founder of a successful company providing engineering services to relocation and real estate companies nationwide. Additional information is available in the proxy you received.

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          b.   The Dissident's Recommended Leadership. The Dissidents nominated seven individuals to be considered for board seats: Lisa, Steve, Keri Allender, Jason Abboud, James Angelakis, David Abboud and Ron Abboud. The Dissidents were informed that as one condition (imposed by the bylaws of the corporation) for running for a board seat, the candidates had to agree in writing to serve if elected. Lisa claimed they could make their consent after they were elected. Steve stated, "You can trust that we have already spoken to them and they indicated they would like to serve on the board". Against recommendation of company counsel, the chair accepted the word of the Dissidents that they the submitted slate had agreed to serve.

               The Dissidents were given a list of guidelines that appear in the Company's governance documents that outline the factors that the board is to consider before nominating a new or replacement board member. There were eleven criteria to be considered. They were asked to do their best to articulate how these nominees fit the criteria. For example, the criteria listed such things as previous successful business experience and prestige they would bring to the company.

               i. Steve's Stated Qualifications. Steve went next and stated that he had success in starting Global, raising $2.8 million ($2.2 million in equity) and acted as the company's CEO, investment banker and financial consultant. Under his leadership he claimed the company had achieved an $18 million market cap. The chair expressed some concerns about the diminished prestige Steve would bring to the board given the understanding that Steve was asked to resign from Global in early 2000 as a result of unfavorable publicity the company had received. This publicity came from an article in Barron's that used Steve as an example of the unsavory nature of the online gaming business, citing two felony convictions. Steve denied he was asked to resign, claiming he had left voluntarily.

                    When asked about these felony convictions he and Lisa responded by assailing against the bylaw of the corporation that excluded candidates with such backgrounds. They did not deny the convictions. The chair, with agreement from its legal counsel, did not allow Steve to run for a board seat citing the Global bylaw that prohibits a board member or officer to be elected if they have been convicted of a felony in the last 20 years. Lisa objected to this ruling because in his view the rule was established as a "vendetta" against Steve "who has only had the best interests of the company at heart from day one". The board does not believe that "the best interests of the company" was the primary driver of Steve's actions. The following section outlines why it takes this position.

                    The Facts Regarding Steve's Qualifications and History In the Business. The company has a letter from a board member at the time Steve was asked to resign that disputes Steve's claim he voluntarily resigned. According to this board member, Steve was "dragged kicking and screaming" from his positions as CEO and board member". The board requested that he resign primarily because of unfavorable publicity the company was receiving as a result of an article that appeared in Barron's in May of 1999 that publicize Steve's failure to disclosure his criminal record. The following is extracted from that article: "While on probation for drug possession in the late 80's, (Steve) Abboud allegedly tried to purchase 50 pounds of marijuana from an undercover officer, newspapers reported at the time. Shortly thereafter, FBI agents arrested Abboud in Los Angeles, where he held a plane ticket to Korea and a passport in the name of a man who'd died 10 years before. Abboud served about 18 months in prison, after pleading guilty to falsely applying for a passport." Steve has repeatedly failed to reveal this information when raising money or when submitting a proxy proposal. Failure to disclose such information violates, in the opinion of our SEC council, Rule 14a-r(a) of Regulation 14A because it could be material for any investor to consider when deciding to vote for Steve.

                    The board member present at that time also states "Almost from the start (of my term) Steve was so argumentative that we never got anything done." We have been advised that other board members will support that this contentious nature has been present throughout Steve's tenure as a company executive. As part of his highly contentious agreement to resign, he extracted an 18-month contract at $5,000 per month (a total of $90,000) to act as a "financial consultant" to the company. In addition, he extracted an agreement that he was to be paid a commission of up to 20% for all monies he raised, by all measurements an unrealistically high amount. This resulted in a $45,000 commission being paid to raise approximately $250,000 of short-term (2 year life) loans. In your board's opinion this is way out of line with normal practices especially considering the fact we paid him a retainer of $90,000. The net is that your company paid $135,000 plus his travel expenses plus his medical plan expenses to raise $250,000 of short-term capital.

                    The board, in its meeting following the 2001 stockholders meeting, unanimously rejected Steve's request to extend this contract. In that meeting Glaza tried to get other board members, which included Lisa, to define some role for Steve in the company. Lisa was vociferous in insisting we sever our relations with Steve. This opposition was primarily based on Steve's constantly disruptive actions and on Steve's admitted recent action to try and turn over, in return for a commission, a purported hot sales lead to one of our competitors. It was shortly after the cancellation of this contract that Steve started leading efforts to unseat the board.

                    In his nomination speech for a director's seat, Steve cited that while he was CEO of Global he had raised $2.8 million to finance Global and its subsidiary IGW, with $2.2 million in equity capital and, through his leadership, achieved a market cap of $18 million. The facts, according to a report from our auditors, are that in total financing efforts he raised $1.9 million in total capital of which $654,000 was in the form of short-term loans. Of this amount only $694,000 reached the income-producing arm of the company, IGW; the remaining $1.2 million, being spent on Global corporate level activities, e.g. salaries, stock promotion schemes. Moreover, as we are contending in the suit against Steve, he spent excessive, non-substantiated monies claimed to assist in fund raising and stock promotional activities. This money was spent in less than two years. This under-funding of IGW's product development and other operational activities such as marketing and sales has been a drag on Global's performance since the company was formed. For this performance he and the entities that he controlled ended up with over 30% of the common stock of Global. This percentage is an estimate based on what was actually issued to Steve and on our understanding of the percent of the entities he owned to which he also issued stock. We have evidence he did not reveal these interests to stockholders while raising money from outside investors; we believe this is a violation of SEC rules and regulations that generally prohibit material misstatements of fact as well as material omissions of fact. Specifically, in the company's opinion, Steve's conduct is actionable under the SEC's expansive anti-fraud section 10b-5 of the Securities Exchange Act.

                    Steve has tried to justify this excessive award of stock to himself on the basis he saved IGW from going out of business. Although funding is required of all start-ups, it must be tempered with reasonable costs.

                    As to his track record as a CEO of Global and his claim of $18 million market cap, the fact is that at the time he was asked to leave, the company's market cap was less than $13 million and rapidly deteriorating. This deterioration in stock price was not only due to company performance but also by the burst of the dot.com bubble. At Lisa's departure the company had a market cap of $6 million. However, during this time the online gaming industry was doing much better than most dot.com based industries. Global could not adequately capitalize on this opportunity because of the following items, in the opinion of your current board, the inadequate funding at the start up of the company; over spending in stock promotion schemes and under investing in product development, sales and marketing.

                    Steve mentions (in the resume he submitted in his proxy fight of 2002) as points of experience the companies Beverage Source Worldwide and Vista International. These companies were not successful; they generated very little if any revenue and were never profitable. He also mentions he is President and director of Shining Star Investments ("SSI"). He is SSI's only employee. The only known asset of SSI is Global stock, most of which is a subject of our legal action against Steve. Steve was also a founder to Massadi Resources, the original company on which Global is based because of a merger he arranged with the failed Beverage Source Worldwide that had evolved from Massadi Resources. He is also a principal in Massadi Financial, an investment company he founded whose only current asset is Global stock, some of which the company is challenging as to its validity.

                    Steve has no experience in software technologies, is not recognized in the gaming industry and has never operated or even been associated with a successful business to our knowledge, other than Global.

               ii. Qualifications of James Angelakis. Lisa spoke on behalf of Angelakis. He cited his presidency of a dental lubricant company (which is now defunct) and that he was hired by Lisa to try to resurrect the Prevail division of Global. This division, which he managed for 2 years, was shut down for lack of profitability by current management. He mentioned that Angelakis is not presently employed. It should be noted that, in the opinion of your directors, the failure of the Prevail division should not be attributed to Angelakis's performance, but primarily to the deterioration of revenue opportunities for Internet sites of the type supplied by Prevail.

                    Under questioning, Lisa admitted "Angelakis had three convictions for DUI, served 4 months (in jail) and has been released on probation". When asked if this conviction was a felony he said, "I do not know". It is noteworthy to mention that Lisa is representing Angelakis in a legal case related to the defunct lubricant company. The chair pointed out that Angelakis was under investigation by Global for illegally accessing the company's corporate database and distributing company assets.

                    Despite the question on the felony conviction and the investigation on the theft of company assets, the chair allowed the nomination of Angelakis to stay in place on the assumption that if either proved to be true he would be disqualified to serve.

               iii. Allender's Stated Qualifications. Allender went first and stated that she presently was the 100% owner of a successful software business and is considered a leader in her community. No details were given on her company or her community activities.

               iv. Don Lisa, a former CEO of Global, who resigned near the end of 2001 (after approximately one year) stating, amongst other reasons, that the job took too much of his time. Lisa did most of the talking for the group. He is a retired patent attorney. He is referred to in this document as Lisa.

               v. Remaining Nominees, Qualifications. The chair accepted the nominations of the remaining board nominees, including Lisa, after only cursory statements of who they are and in what capacity they were currently employed. None of the other nominees with the exception of Dave Abboud has had any experience in successfully leading a sizable business operation, i.e. where they had to manage many operational disciplines manned by a significant number of people. Two are lawyers. None, except as indicated, has a technical background or any significant experience in the software business.

          c.   Summary of Both Nominated Slates of Directors.

               Some of the current outside board members had the opportunity of witnessing the performance of both of these former CEO's and also have reviewed their historical performance with several individuals present at the time they held their positions. In their opinion, neither of the two former CEO's is of the caliber of Bryan Abboud.

               In the board's observations, Steve Abboud focused primarily on stock promotion; he did little to establish the organization, strategy or sound financial basis any company needs to be successful.

               Don Lisa, a semi-retired lawyer, nominated to the CEO position by Steve Abboud, during his tenure focused primarily on the legal issues facing the corporation. We now outsource most of the activities he performed to legal professionals that are qualified in areas other than patent law. Most of his other activities have been eliminated or disbursed to administrative personnel.

               IT WOULD APPEAR, BASED ON PROXIES GRANTED TO THE DISSIDENTS THAT CERTAIN SHAREHOLDERS FEEL STEVE ABBOUD AND DON LISA COULD DO A BETTER JOB OF RUNNING THE COMPANY. THOSE SHAREHOLDERS ALSO HAVE INDICATED THAT THEY AND THE PEOPLE THEY NOMINATED AS DIRECTORS WILL BETTER BE ABLE TO MEET THE SIGNIFICANT CHALLENGES FACING THE COMPANY THAN CURRENT MANAGEMENT. The board hopes that the information provided in this letter will change this perception.

               We encourage you to have a discussion with your board or management on any issues facing the industry or the operations of a software company. Please contrast the skills, experience, industry knowledge and track record of those who wish to regain leadership to those of your current executive team.

5.   How the Dissidents Used Their Proxies

          a. To Dismiss the Current Board and Replace Them With the Nominated Group. The Dissidents nominated the seven names previously listed to replace the current board, including Bryan Abboud, who the board considers almost indispensable to the business. Steve first inquired if the board could be expanded from four to seven, so they could vote for all seven. This was not possible under the rules governing the proxy process. However, one would assume by this action they intended to have all seven serve if they prevailed.

          b. Vote on the Adequacy of Our Largest Licensee's Contract. Another action that Lisa tried was to vote on a proposal he had made to be placed on the company's 2002 proxy. The SEC ruled this proposal could be excluded from the ballot; thus the chair refused to consider a new nomination to place it into consideration at this meeting. This proposal was in regard to Global's relationship with one of its major customers. This area continues to be a topic of profound interest to the Dissidents. Accordingly, your board believes this topic merits clarification in this document by including previously published material.

               This licensee has been IGW's largest single client since inception. The original contract was for a period of six years and provided that 70% of the licensee's "gross take" (player losses less player winnings) would be paid to IGW. The Dissidents claim that somehow this contract was kept secret from them when they were managing the company; this cannot be substantiated. The

               CEO and board members have by definition access to all records of the corporation. It was provided to Glaza upon his request after he joined the board. However, virtually as soon as the contract was signed, it became apparent that the licensee could not pay the 70% royalty and remain in business. Consequently, our licensee's receivables obligations began to grow at a rapid rate

               Because both Global and the licensee recognized the problems with the structure of this original contract, in 1999 and 2000 multiple steps were taken to reduce the royalty rate. The Dissidents have claimed that such reductions were again somehow kept secret from the Board and the CEO; these allegations cannot be substantiated and do not make sense since even a cursory review of the revenue stream would reveal a reduction. Despite these adjustments and reductions the royalty rate still remained excessively high as compared to rates paid by other IGW clients and the industry at large. Thus, the licensee was still unable to meet the royalty payments being billed by IGW and stay competitive. They continually complained about being uncompetitive and they needed a rate reduction akin to other customers and competitors.

               Despite the increasing receivables and obvious inability to pay, the company, under the leadership of Steve and Lisa continued to invoice this licensee and thus book revenue at these inflated rates until late 2000. About this time, Mr. Glaza was asked by Steve to join the Global board of directors. While conducting due diligence on Global, Glaza reviewed this receivable and refused to join the board unless and until the issue was resolved. As a result, an agreement was reached whereby the receivable was converted into a short-term note; the licensee obtained outside financing to support monthly payments against this note. In consideration for signing the note and making the payments, IGW with approval of the board (that included Lisa) lowered the royalty rate charged in stages. This occurred with the full knowledge of Steve who was interfacing with the board at its meetings because of his role as "financial consultant". However, even at its lowest point, the reduced royalty rate charged to this licensee still exceeded that paid by other IGW clients. It was made clear that they expected additional reductions until their royalty level was lowered to that paid by others.

               In December 2001, Global signed a letter of understanding that resolved the long-standing issue of lowering their royalty rate to a competitive level. The approach used to help obtain the agreement to the new terms was to simulate a purchase price, for reference purposes only, as if it was done in December of 2001 rather than when the original contract for service was executed in 1998. This approach was discussed at the board level and the board approved giving it a try.

               The valuation used actual revenues, costs and profit through the licensee's 3rd quarter of 2001 and then projected such figures for the next 5 years based on industry projections. The royalties already paid, including payments against the above-described note that were in excess of the rate paid by other clients, were considered payments against this simulated purchase price and formed the basis for establishing the subsequent reductions in royalty to the normal rate until the total of the excess royalty payments equaled the amount of the simulated purchase price. The Stockholder Review Committee reviewed this approach. Every stockholder in that meeting signed a statement that they believed the agreement reached was reasonable and fair to Global's shareholders. In February 2001, an agreement reflecting the reduction in royalty, based quite similarly on the simulation exercise, was executed. This revised contract cemented much better relations between Global and its single largest client and thus helped assure that the licensee would not seek other suppliers in an effort to secure an industry competitive royalty rate.

               Steve has constantly maintained that the company had no right to revise the contract. Any reasonable, experienced business executive will acknowledge that contracts are quite frequently revised to adjust to current business conditions. Steve states that the investing stockholders made their commitment to invest on his promise that the royalty rate of 70% was made in "perpetuity", i.e. forever. Such an aggressive forward-looking statement in an effort to obtain investments from potential stockholders is inappropriate. The claim of perpetuity had no basis. If Steve made this claim to you, he did so without regard for the explicit six (6) year term set forth in the contract. In addition, experienced businessmen realize no contract is forever, especially if one of the parties to the contract cannot comply with its terms. We believe Steve seriously misled stockholders when he made such a promise; and if he is promising to rectify "our error" once he gains control, he is also misleading you. It can't be done and if foolishly attempted it would probably result in the loss of our major licensee.

               Members of the Dissident group have made several public comments implying "that the threat of this customer going to a competitor if the Dissidents took over the company is without merit." The following quote is extracted from a letter sent to Global by the owner of our licensee last September (after the last illegal proxy action to unseat your current management): "If GAMM shareholders are not happy with the terms of our royalty agreement, then we are ready to deal with someone else who can give us more favorable terms- as are readily available in the current competitive marketplace. Additionally, I [Managing Director] am having my lawyer review our contract to identify how much damage has occurred with the disclosure of our finances, the constant threat of more disclosure, and the harassment to which we are being subjected. We have no intention of renegotiating this deal and recommend that you make this clear to your stockholders, or regrettably we will be forced to consider terminating our relationship."

6. Allender's Role. The company was aware that Allender was going to be at the meeting with Steve. It was rumored that she was going to support Steve's initiatives and potentially even finance his legal defense against the charges the company has brought against him

     Jim Doukas, a company director, set up a meeting with Allender the night before the stockholder's meeting. His stated purpose was to inform her of the facts regarding the legal issues surrounding Steve as perceived by the company, since the company was not at all sure she had been given the opportunity to hear all of the facts. She did meet with Doukas who presented our position.

     She responded with an offer that would have allowed Steve to maintain his current stock holdings and would have stopped the current legal action by the company against him. This proposal would not have redressed the losses suffered by the company and its shareholders because of Steve's actions deemed by the company to caused this loss, as stated in our legal case. The proposal was rejected by your board.

7. The Dissidents Attempts to Disrupt the Meeting. Throughout the meeting, the group, primarily led by Lisa, was very disruptive. Lisa was warned several times to cease his disruptive actions or he would be asked to leave the meeting. He was also asked to lower his voice and try to restrain his anger. It has come to the company's attention that Lisa has published his version of the meeting and distributed it to stockholders. It would appear, in Lisa's document, that he is trying to make a case that the Dissidents were somehow mistreated and railroaded and that the election was fraudulent. Following are some of the disruptive actions the group tried to initiate and our response. If you received Lisa's letter please take the time to review how the company saw this group acting and the apparent reasons behind their actions. You may have noticed in Lisa's version that no reasons were given as to why we rejected the Dissident's motions. That dimension follows.

          a. Challenged the Ruling That a Quorum Was Present. The first order of business was a declaration by the inspector of elections, outside SEC counsel Kevin Woltjen, that a quorum of votes was present and therefore the meeting could be called to order. At this point, approximately two minutes from the start, Lisa brought the first of his many "points of order". Lisa asked that a roll call be taken to establish that in fact there was a quorum present. Since it was quite obvious that there was (the Dissidents later claimed they represented over 4,000,000 votes in person or by proxy) a quorum present, they obviously had something else in mind. After much discussion it was acknowledged by Isabelle Lisa (Don's spouse) and confirmed by Lisa is what they were after was a list of how each stockholder had voted. The inspector of elections pointed out that Colorado law does not allow this.

               The inspector made an offer, supported by the chair, to have all aspects of the meeting, the quorum as well as results of the actual voting (which had yet to be addressed), audited by any shareholder's independent agent, presuming confidentiality and non-disclosure agreements were executed. Subsequently, the chair denied the motion to take a roll call vote at the public stockholders meeting. The discussion around this point lasted over 10 minutes. At this point the chair pointed out that the meeting was targeted to last no longer than 12:00 pm and that he would do everything appropriate to make sure the key agenda items were accomplished, that is, the election of a board, the approval of the auditors, and a vote on a shareholder proposal to amend the by-laws.

          b. Insistence That Roberts Rules of Order Be Followed. Lisa inserted many points of order throughout the meeting. He was allowed to state his points of order and many other attempts to alter the stated agenda. Most were denied by the chair for one of the following reasons:

               i.   Not appropriate to the meeting
               ii. Corporate bylaws are the primary source for guidance on handling shareholders meetings
               iii. Colorado law specifically supplements the company bylaws before any secondary source of structure is to be followed.

               Whenever Lisa's motions were denied he insisted that a roll call vote be taken of stockholders to rule on his motion. When reminded that such a vote was already ruled out of order, he attempted to make a point of order to appeal the chair's decision and to call for a vote on his appeal. The chair denied all of these attempts. He at several times tried to invoke that this meeting was to be conducted under "Roberts Rules of Order". He was reminded by counsel that although these rules were guidelines for any meeting that the State of Colorado provided great leeway as to how a stockholder meeting was to be conducted and that the chair of the meeting, in this case Glaza; Glaza was allowed to establish rules as deemed necessary to efficiently and legally run the meeting.

               It was this type of conduct, primarily on Lisa's part that consumed much of the meeting's time and prevented more substantive matters to be discussed.

          c. Attempt to Discover How Each Stockholder Had Voted. As previously pointed out, the major objective of the Dissenters was, for some reason, to get an actual roll call of how each stockholder voted. In any voting situation, if the voter fears intimidation from individuals supporting a position opposite theirs, it cannot be considered a fair election. We are aware of attempts at intimidation of our shareholders.

          d. Attempted to Table the Election of Board Members Nominated by the Company. Lisa at several points tried to interfere with the orderly process of nomination of board members. For example, Lisa, via a point of order, attempted to table the issue and asked for a vote of stockholders on his motion. Glaza denied the motion and again Lisa made the point we were violating Roberts Rules of Order and again he was told that Robert's rules were not governing in this meeting. He then accused the chair of trying to railroad him. Again he finally calmed down only after being repeatedly warned that if he persisted in trying to stop the meeting from proceeding he would be asked to leave.

          e. Attempt to Change the Agenda. Lisa then stated his intent to change the order of business. Woltjen, the company's counsel then informed him that under the company bylaws and Colorado law only the company is authorized to establish the agenda. Lisa again followed with attempting to make a point of order, make a motion, after denial for a specific reason, call for a vote on his objection to the denial, etc.

8.   The Vote for Various Propositions, the Challenges and the Company's
     Response

          a. The Role of Kevin Woltjen, the Inspector of Elections. Mr. Woltjen was appointed by the board of directors as an independent Inspector of Elections. He had served in this role when Steve and Lisa were the company's CEO. As inspector, his task is quite straightforward. He compares the list of stockholders of record with the proxies submitted by these identified holders to assure that their vote agreed with the quantity listed by the transfer company as being stockholders of record as of the official record date. If the quantity of shares voted is in excess of that on the list, he adjusts the number to be equal to that shown on the list provided by the company's independent transfer agent. Note that if the stock is held in "street name" (through a broker or bank), the inspector receives their votes via the broker or bank's agent, ADP Shareholder's Services (ADP), not the stockholder. If a stockholder wishes to vote stock held in street name other than through the broker or bank holding the stock, they must request a form from the holding company.

               The Inspector of Elections therefore does not know who voted the "street" stock for what director; he just makes sure that the amount voted from the holder does not exceed that shown by the transfer company. This also means that stock held in street name can not be voted via a proxy submitted directly to the company by the individual who held it in a street name without first alerting their broker or bank of their intention and having the broker and bank alert ADP of such intentions; otherwise it would be possible for a stockholder to vote twice, once directly in person or by proxy and once via the broker or bank who held the stock. In this matter, the inspector has no choice.

               Because stockholders may, in a highly contested situation, change their votes after submitting a proxy, by submitting a proxy dated later than that previously submitted, the Inspector of Elections also has the responsibility to assure that the latest proxy is the one actually voted. It is here where the Dissidents questioned the Inspector of Election's independence and ultimately his honesty in making fair judgments.

               Woltjen pointed out several times during the meeting that if the Dissidents wished to challenge the votes, they could do so by appointing an independent auditor who would be allowed to examine the documentation supporting the election and confirm that the vote was counted correctly. In order to be allowed to do that the auditor would have to sign a confidentiality agreement and also agree not to disclose the voting of any stockholder. Following the election Woltjen forwarded a letter to the Dissidents outlining how this was to be done. The Dissidents have since sent an independent auditor to our Miami office. He was denied access to the records because he did not follow the instructions given via letter to the Dissidents.

               To insure that a claim of unfair vote counting could not be made against the company, we engaged the services of an independent law firm to render an opinion on the Inspector of Election's results. The attorney hired, Christopher M. Melton, of Denver Colorado, has performed a review of the law and its application by the Inspector of Elections along with the Inspector of Election's voting results and has rendered an opinion that the results were in accordance with rules, regulations and laws governing your company.

          b. Challenges to Various Blocks of Votes. The Dissidents challenged the vote, submitting proxy votes that appeared questionable. Under examination by the Inspector of Elections, it was found that in fact many of the proxies submitted by the Dissidents did not agree with the list of official holders of record supplied by the transfer agent. As an example, the Dissidents attempted to vote a proxy for 488,800 shares registered to Travina, when the transfer agent list showed only 39,742 shares. The Dissidents tried to bring up several other situations all of which the inspector of elections resolved by comparing the official list to that submitted by proxy.

          c. Attempted to Put in Place a Proposal that the Recent Changes in the Bylaws be Retroactively Rescinded and that a Two-thirds Vote of the Stockholders Be Required to Change the Bylaws. Lisa had already been informed that this proposal was allowed by the SEC to be excluded from the Proxy. It was ruled out of order under Colorado and federal law by calling for the retroactive amendment and the retroactive elimination of actions already taken. They then made a claim that just because the SEC excluded it does not mean it cannot again be presented as a proposal at this meeting. They were overruled.

          d.   Other Comments and Requests Made by the Dissidents.

               i. Isabelle challenged why Glaza was acting as the Chairman of the meeting, i.e. why was not Bryan conducting the meeting. Simple answer, Glaza was appointed to the role by the board. It is normal for a board chairman to conduct such meetings.
               ii. Isabelle accused the chair of setting a "bad tone" for the meeting. We must question who, in fact, actually set a bad tone for the meeting. The only way someone not in attendance could reasonably make a judgment as to who in fact set the tone would have to listen to a recording of the meeting. The consensus of those attending the meeting, many who have participated in other stockholder meetings, was that they have never seen such a blatant attempt to disrupt the meeting to the extent that the official business of the meeting was in serious jeopardy of not being accomplished.
               iii. Isabelle requested that the meeting time be extended, stating that the Dissident group traveled a long distance to be at the meeting and that there were many issues they needed to put on the table. As it was, the planned meeting time was extended from 11:30 to almost 12:30 because of the tactics of the Dissidents. A 1-1/2 day meeting to revise the strategy was scheduled to start at 1:00 pm that same day. It was to include 5 members in the stockholders meeting some of whom had also traveled considerable distances. Her request was denied.

9. Apparent Threats of Legal Action Communicated by the Dissidents in the Meeting. The threat of future legal actions being taken by this group stem from the following statements:

          a. Lisa, at the conclusion of his defense of Angelakis, stated that "the conduction of vendettas and using company money to do it is a waste of company assets and is actionable as well in civil courts, Tom [Glaza], and you should keep this in mind". The board interprets this as meaning they are considering some form of civil action against the board for its action against Steve.

          b. Steve, in support of trying to get into consideration a vote on the major licensee contract issue noted earlier, stated "just for the sake of trying to avoid that [legal action] wouldn't it be better to sit down [now at this meeting] and get this [the contract] out in discovery." We have to assume by that statement they are considering legal action regarding the licensee contract.

          c. Steve, in his recent testimony before a Federal judge, was asked if he "had contemplated bringing derivative action against the corporate directors for breaching their fiduciary duties? His answer was, "yes, we have."

10. Subsequent Actions of the Dissidents. The Dissidents continue their harassment. The following outlines some of their activities since the meeting.

          a. Filed a Temporary Restraining Order (TRO) With the Objective Of Dismissing the Current Management. On August 29, 2003, the Dissidents filed a temporary restraining order in the Denver federal court. They claimed that they "will suffer immediate and irreparable harm if the relief they were seeking was not granted". When asked by the court to "explain to the court why they believed that to be true they:

               i. Put into the record a series of statistics including revenues "down 16%", gross profit down 44%, salaries up 121%, etc." (Of course these are incorrect, or are misleading because they did not indicate over what period of time). Then stated "this [these statistics] shows extreme gross negligence, if not intentionally ... just eating away the balance sheet, then the profit and loss statement of the company."
               ii. Stated that the company has denied us (the Dissidents) access to the corporate records and books to confirm the tallies as indicated during the (stockholders) meeting. See the earlier discussion to review why this access was denied. To accommodate and in addition to independent third party Kevin Woltjen, the board appointed an additional independent individual to validate the vote confirming the stated outcome.
               iii. Stated, "Threats by management and the board of directors that our largest licensee... is going to be absconding or leaving the company [IGW] if management or the board changes." We do have major concerns in this area. Please see the earlier discussion as to why.
               iv. Stated, "To prevent any additional possible actions by the current board to change the bylaws that may wither away shareholder rights." Your board is not aware of any change it has made that significantly restricts stockholders rights; unless you are a convicted felon, then you would not be restricted from holding a management or board position in the company.'
               v.   The actions they ask the court to enforce included:
                    1. "Submit proxy materials to its shareholders to hold a new vote."
                    2. The stockholders meeting, "at least with respect to the board of directors, would be ruled a nullity"
                    3. "Injunction precluding any violations under the security and exchange act"
                    4. Added in the end, "to provide access to corporate records regarding the election."

               The court responded, "there is (has been) no real presentation [on the part of the Dissidents] of immediate threat or harm" and although you might have a valid claim "this is a waste of this court's time" Your attempt at proof lacks:
                    o    "Any meaningful proof of irreparable injury."
                    o "Proof that the harm done to a company to deprive it of its governing body." "To have me [the court] put a board of directors in jail is not in the public interest by any stretch of the imagination that I can think of" (emphasis added).

                  Subsequent to this request in Federal Court, and as part of Steve's response to our claims against him, he has filed a counter claim requesting the same temporary restraining order sought in the Federal action and seeking other damages to extent of $50,000,000. Needless to say your company's legal costs are likely to escalate as a result of this frivolous action.

          b. Lisa Claimed Compensation From the Company for Travel Expenses. The company received a request from Lisa to pay $941.66 because he claimed we had intentionally misinformed him of the start date of the stockholders meeting. The facts are that he admittedly got the date from Steve who had obtained it from Jim Doukas, a Global board member. Jim initially mistakenly gave the wrong date to Steve; however, he did correct that within 24 hours. It would appear Steve failed to pass the correction to Lisa. It is the company's position that Lisa should have called Global to validate the date, reviewed the company website or sought the public press release issued. To claim we intentionally misled him is inappropriate given the fact that the meeting date had already been publicized.

          c. Sent An Auditor to the Global Office to Review the Voting Records. At the stockholders meeting we agreed to allow an independent auditor to review the voting records and sent a letter to Dissidents within a few days outlining what the auditor must do to get access. The Dissidents auditor arrived at the office on the following week and was denied access for failing to notify us properly and conform to the request outlined by the company. In addition, it was the auditor's indication that he wanted to copy all of the company's records and was not willing to sign a non-disclosure agreement, to protect our shareholders' confidentiality, both conditions of the letter we had communicated to the Dissidents.

          d. Published a Letter To Certain Stockholders Stating The Dissidents View of the Meeting. The company has been forwarded a letter that Lisa sent to selected stockholders. It would appear the objective of his letter was to tell those stockholders that the chair (Glaza) took a "dogmatic and adversarial approach" to the meeting stating such things as "he [Glaza] would railroad the meeting according to his pre-planned order of business and that he would disallow any parliamentary or other attempt to derail it." It is the chair's responsibility to assure that the publicized agenda is accomplished. Some statements in that letter need clarification in addition to those mentioned previously:

               i. They "proposed retroactively repealing the July 2002 changes to the by-laws". This was ruled out of order as the letter states; however, the letter fails to state the reason given, it would appear to lead the reader to think the chair was being "dogmatic". It was rejected in accordance with the legal reasons outlined in the notice sent to the proposing stockholder.
               ii. He Lisa "was given only 5 minutes to rebut" the companies presentation of its results. The time limit was established to allow all stockholders present to make comments rather than allow one person to monopolize the limited time available. The company presentation was cut short as a result of Lisa's request. Several other stockholders took their allotted time.

               iii. His point 37 is totally without support, specifically,
                    "Glaza kept trying to shut the meeting down even though no final tally had been given on the voting." The major objective of the meeting was to conclude on the votes and it is the responsibility of the chair to make sure this occurs before the meeting is adjourned.
               iv. Lisa references the company's "vendettas against former employees and the waste of corporate funds that resulted citing the situation where we withheld Steve's paycheck". First, it was not a paycheck, it was a retainer fee. Lisa does not cite the reason we delayed payment; Steve was asked to account for a phone system worth several thousand dollars that was placed on the books but not in the company's possession, during his tenure as CEO, before we made our last payment. Steve claimed this system was not the property of GAMM, having been loaned to the company by Gene Abboud. We questioned this on the basis that when an asset was put on the books at a certain dollar amount, an offsetting entry of the same amount has to show how it was paid for. We could find no such entry. Steve blamed it on poor accounting practices (for which he was responsible). The company lost in court because it made an incorrect legal assumption and we failed to appear, not because we were wrong.
               v. He claimed we "ignored our fiduciary responsibility under Colorado law to have at the meeting a complete list of all shareholders and their holdings". We did have a list of registered holders at the meeting and it was made available to all attendees. We also had a list provided by ADP, called the "Non-Objecting Beneficial Owners" schedule, which was also made available to all attendees. As to stockholders who held stock in "street name," please see section 9a for clarification on identifying that type of stockholder.
               vi. His inference that we cut the meeting off "because of an alleged strategy meeting" is out of order. All shareholder meeting participants were informed of the timeline at the beginning of the meeting. Moreover, the strategy meeting scheduled for 1:00 pm was addressed as well. The "alleged" strategy meeting started one hour late and went well into the evening of that day and continued to late afternoon of the following day.
               vii. His comment that "Dave Stein [is] Glaza's puppet
                    co-director" is out of line. Lisa had never been in a meeting with him and therefore was not aware of the interaction between board members. In fact, he did not even know him, as made obvious when he had inadvertently tried to appoint him to act as an independent auditor of the election results. When finding out what he had done he "revoked that appointment."

11.  Possible Future Legal Action Against the Dissident Group.

     The group of Dissidents emphasized in the meeting that none of the people that were voting proxies had more than ten in hand. We assume they made this point because they were aware of the SEC's rule that no individual or group can solicit more than 10 proxies without registering with the SEC and getting clearance on the points and data they intend to present to obtain the proxies. The Dissidents did not register with the SEC and subsequently, under Federal oath during the attempt to obtain the TRO, Steve stated he did not solicit more than 10 stockholders. In our view this is unlikely. We also believe they violated that law by acting in concert as a group. The following is extracted from a legal opinion letter from our SEC counsel:

     "The fact that the Dissidents presented proxies collectively on behalf of approximately 30 different shareholders raises an incredibly high likelihood that they violated the SEC's prohibition (set forth in Rule 14a-2(b)(2) under the Securities Exchange Act of 1934 ("1934 Act"), which only allows solicitations to be made without a proxy where the "solicitation [is] made otherwise than on behalf of the registrant [and] where the total number of persons solicited is not more than 10.") Of any single person soliciting without a formal proxy statement more than 10 persons. In my professional judgment, the odds that each of the Three did not solicit more than 10 persons, and thereby commit a securities violation, even though they each actually submitted proxies from 9 or 10 shareholders, are nearly unfathomable. The following additional facts compel me to believe that the Dissidents acted in concert in obtaining proxies in violation of 14a-2:

          o Allender served as the notary for several of the proxies allegedly given to Steve;
          o One of the shareholders on whose behalf the Dissidents submitted proxies modified their proxy by changing who was to serve as their `proxy' from Steve to Allender;
          o Management of Global indicated that they are aware that the Dissident had approached other shareholders who did not give them a proxy;
          o The Dissident acted in concert throughout the Meeting, beginning, for example, with entering the Meeting at precisely the same time, and continuing their obvious alignment in each and every aspect until the Meeting's adjournment;
          o (The Dissidents) voted as a block on all matters, in a clearly preconceived manner;
          o Lisa and Steve have acted together in the past in various efforts to unseat the board;
          o James Doukas, a member of Global's board of directors prior and subsequent to the Meeting, informed me that he had met with Allender the day before the Meeting where she stated she would financially support Steve's legal actions against Global."

     "The facts above, in my opinion, unequivocally indicate a conspiracy to commit securities violations by the Three [Dissidents]. Additionally, I am of the opinion that the actions taken by the Three constitute an intentional violation of securities laws. Because of the tremendous time and effort Global has been compelled to expend, I recommend Global pursue civil action against the Three for the damages Global has incurred in connection with the Three's activities."

     "In addition to pursuing redress of Global's civil damages, I further recommend that Global identify all of the Three's actions to the SEC so that the SEC may (a) enjoin any and all of the Three from any similar actions, (b) institute a cease and desist against the Three from participating in public securities, and (c) financially penalize, in a punitive manner, the Three for their malicious actions."

     "As a result of certain unfounded statements made by the Three at the Meeting, I further believe a high likelihood exists that the Three utilized unfounded and inappropriate representations and false and misleading statements concerning Global and its incumbent management in obtaining the proxies which they voted which is prohibited by Rule 14a-9 under the 1934 Act. Tending to support this assumption is the fact that Steve engaged in similar tactics in conjunction with his attempt to vote shares via proxy at Global's 2002 Annual Meeting. In the event misrepresentations were utilized in connection with the Three's (Dissidents) procurement of proxies, any such proxies would be void as having been obtained under false pretenses."

     The cost of responding to illegal proxy actions and other disruptive practices promises to increase. More importantly, the cost in time to your management team continues to be very excessive, time that could much better be spent on more productive company activities.

     We do not wish to engage in any further lengthy legal confrontations, as this will cost time and money. HOWEVER, STEVE HAS REPEATEDLY REJECTED OR NOT RESPONDED TO THE COMPANY'S OFFERS TO BUY BOTH THE STOCK SUBJECT TO OUR LEGAL ACTION AND ALL OTHER STOCK HE HAS ACQUIRED IN RETURN FOR DROPPING OUR EXISTING LEGAL ACTIONS AGAINST HIM. Therefore, at this time we see no other way to get the group to cease these illegal and ill-advised disruptions to the business, other than to try to recover damages from the Dissident Group. We will take further action based on our counsel's recommendations and the board's evaluation of all the facts and circumstances.

12. The Company's Offers and Steve's Response. Your company has made, during its investigation and subsequent filing against Steve, two formal and several informal offers to buy the stock issued to himself and his entities and to drop its legal case against him. The entities are Massadi Financial, SSI, and Travina. The offer was made at near the current market price of the stock. Steve's reported response to the first offer was "I would rather burn it than sell it at that price". Steve never even responded, either verbally or in writing to the second offer the company made just recently. We believe this position is a result of Steve's inflated view of what the stock is worth and his desire to again become the leader of Global. The latter belief is based on our understanding that he is not gainfully employed in any other capacity since he was dismissed as Global's "financial consultant", choosing rather to focus on activities that will result in his return to Global's board with a group of Directors he can control.

     Some stockholders have indicated that they actually have compassion for Steve because he is being mistreated and the company is trying to somehow "steal his stock." We would ask to whomever might feel this way to read our court filing, to understand the scope of the legal case against Steve. This case is not based just on the fact that stock was issued to him directly and his entities without due process and consideration, but also on many other issues that have damaged you as stockholders. He is being sued to recover damages resulting from breaches of fiduciary responsibility that have damaged all shareholders and benefited him or his entities. Your company is determined to see that Steve ceases to benefit from these illegal acts and pays for his multiple breaches of fiduciary responsibility.

     In the opinion of your board, as stockholders you have not been well served by Steve. The magnitude of the company's stock he issued to himself, his controlled entities and others for little, if any, consideration and the very large percentage of the ownership for the amount of long-term equity he raised, proves this position. We have several stockholders who are willing to testify that he did not inform them of the percentage he had set aside for himself and the entities (which we believe he had apparently set up to cover this exceedingly large percentage). Most notably, this was at a time when almost anybody that had a business centered on the Internet could easily raise money; in our view, Steve's performance in raising money during this time was very poor and extremely expensive to your company and dilutive to you as stockholders. This kind of performance should not be rewarded by excessively diluting the holdings of stockholders who actually invested money.

13. How Steve Has Damaged Stockholders. The following is an overview of how stockholders have been damaged. Some of these are dependent on further discovery and our success in proving them in court. Note that all of the numbers and dates mentioned in the following summary were taken from an audit report prepared by Global's independent accountant, Mahoney Cohen & Company, CPA, P.C. (formerly Kane Hoffman & Danner P.A.) under the supervision of a legal firm, Garvey Schubert and Baer, both firms are well respected in the Miami business community.

          a. Excessive, Unapproved Dilution of Stockholders Who Actually Invested Monies in Global. The fundamental tenet of general corporate law provides that any transaction with an entity, which is directly or indirectly controlled by any insider, requires the receipt of adequate and fair consideration and the approval of the independent members of the board of directors after full disclosure of the existence of any conflict of interest.

               At the formation of Global, Steve issued 360,000 shares to himself, 447,000 to Massadi Financial Services, 112,500 shares to Christina Stanger (Steve's girlfriend at the time) and 450,000 to Travina, a grand total of 1,369,500 for a total of $377. The company is not contending the 360,000 shares that could be considered founders stock or the stock of any other "founder" who played a role in the formation and early operation of Global. The company is contending that the stock issued to Massadi and Travina was given for no apparent reasonable consideration and was not duly authorized by the board. We have evidence that Steve was an owner of Massadi Financial Services and had at least a major interest in Travina. We have considerable evidence that the 112,500 shares to Stanger were in fact placed in her name to possibly avoid public disclosure. Steve did not publicly acknowledge his ownership in any of these companies, at least to some potential shareholders, until well after he raised money from investors.

               Several months later, as part of the acquisition of IGW, 1,408,000 shares were issued to Shining Star Investments (SSI), a company that Steve owns an 87.5% interest; yet SSI did not appear as having an ownership interest in IGW. Therefore, the company is also contending this issuing of stock.

               Until the acquisition of IGW only $159,000 of actual investment had been made to Global on 6/25/98 for which 720,000 shares had been given (at $0.22). This very low price was almost exclusively given to Massadi and SSI. At the time of the acquisition of IGW 4,402,000 shares were given to the investors in IGW and the employees of IGW in payment for services.

               Therefore, at the point where outside investors started to invest money, Steve and the entities in which he had an interest and/or controlled, owned over 3,260,000 shares for of which only 697,000 were supported with any actual investment of dollars. The investors and employees in IGW owned 4,402,000. THEREFORE, STEVE AND THE ENTITIES IN WHICH HE HAD A MAJOR BENEFICIAL INTEREST AND PLACES WHERE IT WOULD APPEAR HE HAD "PARKED" STOCK IN SOMEONE ELSE'S NAME, OWNED AN EXCEEDINGLY HIGH PERCENTAGE OF THE STOCK OF GLOBAL. If we were to subtract out the 720,000 shares for which his entities paid only $159,000, insufficient compensation was paid for the 2,540,000 other shares issued to himself and his entities. This amount represented, at the time Steve started to accept investments from outside investors, over 40% of the stock in compensation for later raising approximately $1,230,000 in stock investments. If the price of $0.61 per share (the price paid by the initial outside investors) were used to calculate the value of this consideration, Steve paid himself over $1.5 million (3,260,000 minus 697,000 times $0.61) to raise $1.2 million in equity investment. This is obviously too high a price and had the investors known of this, they may have withheld their investment.

               A fact within these figures discloses that the employees of IGW who invested a lot of hours for several years at very low wages have suffered excessive dilution because of these manipulations. The investors, who paid in a range from $0.61 to $4.66 per share, without being informed how they had been diluted, also got severely damaged by Steve's excessive dilution in his favor.

          b. Self-Serving Stock Transactions. There are many examples of how Steve favored his entities and friends by selling stock to them at prices well below the price he was selling it to others less fortunate. There is no supporting entries in the minutes of the company to try to justify the price difference in these sample transactions:

               i. Steve had the company sell 697,000 shares at $0.22 to Massadi Financial and SSI on 6/25/98, just 5 days before the announcement of Global's acquisition of IGW. Two months later he directed the company to sell stock to outside investors at $0.61 per share, allowing his entities to obtain stock at beneficial pricing on inside information.
               ii. Under Steve's direction the company sold 9000 shares of stock to Massadi Financial Services at $2.50 while on the same day the company sold stock to an individual investor for $4.66.
               iii. Sold 9000 shares to Don Lisa at $.89 while on the same day
                    30,000 shares were sold to other investors at $2.67
               iv.  Between 8/27/98 and 11/15/99 the company received $771,000 in capital investments at an average discount to the market price in excess of 50%. Fund raising is easier when selling at 50% off the market price.

               The net result is that stockholders who did not receive favorable treatment from Steve were damaged because they were diluted by the stock that was sold for less than fair value.

          c. Undocumented and Excessive Spending on Expenses. Steve spent over $65,000 on travel, hotel and meal expenses over the 2 1/2 year period he was CEO of and "financial advisor" to Global. He did not document the business purpose of the trips, the names and titles of the persons for whom he bought meals and the subject matter discussed, as required by the IRS; therefore, we have to assume at least some of these expenses were of a personnel nature. His retort was "the company must have lost my expense accounts." The amount charged was, by far, more than rest of the entire organization of Global/IGW spent during the same period. These expenses included:

               i.   10 trips to Las Vegas
               ii. 4 trips to Las Vegas for his girlfriend at the time, Christina Stanger.
               iii. Many upgrades for first/business class travel.
               iv. A trip to London where he charged a $6,667 ticket and a $1,267 hotel bill.
               v. A trip to Taiwan with a $2,500 ticket and over $1,000 of charges at a `dance hall".
               vi. Many excessive charges for business meals. The minimum charge for these meals is in the area of $500 and range to over $900. One investor has informed the company of an incident where Steve hired two limousines to take a group two blocks and while waiting at the bar for their table was asked by Steve "how many ounces of Beluga caviar [on the bar menu] would you like while waiting [at $100 per ounce]". We have been informed that subsequently Steve ordered "6 to 8 ounces for he and his girlfriend".

               These unsubstantiated spending excesses are just another reason your company has suffered because of the lack of adequate capital to invest in product development and sales activities.

          d. Selling Stock From His Entities Without Notifying the SEC While He is Still Aggressively Promoting the Stock. Steve has admitted that he sold stock out of one of his entities "to cover expenses." He did not, as required by the SEC, disclose these sales to the public. His retort was that our SEC counsel told him that at the amounts he sold he did not have to report the transactions. Our SEC counsel at the time has denied making any such statement since it is well known by most executives in public companies that all movement in stock in which an executive holds a beneficial interest must be reported. It is not possible at this time to trace how much stock was sold and when until we subpoena the records to obtain stock transactions, an expense we have deferred until the discovery phase of the case against Steve. However, we have enough data to estimate the amount to be in the area of 300,000 shares. There is much stock issued to Steve and his entities that is no longer in his/its name for which we will attempt to trace its disposition once we enter the discovery phase of our legal action against Steve.

               Stockholders are damaged by this lack of reporting because they are entitled to know the direction of "insider trading" as it is a major consideration in making an investment decision, and it is required under Securities laws.

               Steve authorized spending of at least $350,000 in cash and over $125,000 of stock (that was likely disposed of in the market) on stock promotion programs. While acting as "financial advisor" he also convinced the board to fund an additional promotion campaign that cost the company $25,000 and 100,000 stock options to (perceived third party) Tavina, which the board now believes he owns. This cash spent for stock promotion would appear to be out of line considering the company was able to fund its product development, sales, marketing, and operational support with less than $800,000.

In conclusion, there are numerous incidents cited here that warrant the board following its current course of action to place a stop to the harassment by the Dissident group and to recover what we perceive as improper gains obtained by the noted parties. Please contact the board or management if you have any questions about these matters or the company in general.